October 11, 2016

Ms. Melissa Rocha

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Coty Inc.

Form 8-K Filed August 16, 2016

File No. 1-35964

Dear Ms. Rocha,

On behalf of Coty Inc. (the “Company”), this letter responds to your letter, dated September 27, 2016 (“Comment Letter”) regarding the above-referenced Form 8-K filed on August 16, 2016. Each of your comments is set forth below, followed by the corresponding response. For ease of reference, the numbered paragraphs below correspond to the numbered comments in the Comment Letter. Each response of the Company is set forth in ordinary type beneath the corresponding comment of the Staff of the Division of Corporation Finance (the “Staff”) from the Comment Letter appearing in bold type.

1.	We note that you are excluding restructuring charges and business structure realignment costs in the calculation of your non-GAAP performance measures. Please explain to us why these are not normal, recurring, cash operating expenses necessary to operate your business. See Question 100.01 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

Response:

The Company has reviewed the guidance under Question 100.01 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016 and believes that the adjustment for restructuring charges and business structure realignment costs is not normal and recurring as contemplated in the foregoing interpretations. These costs are related to acquisitions and organizational redesign programs. Following certain acquisitions, the Company initiates restructuring programs in connection with the integration of the acquired businesses to eliminate duplicative positions and redundant costs. As each acquisition has unique facts and circumstances, the extent and timing of any related restructuring programs will vary based on the nature, size and type of business acquired.

Restructuring charges and business structure realignment costs are primarily related to permanent reductions in acquired workforce, termination of third party contracts, other exit costs and related charges as a result of business acquisitions and organizational redesign programs, which are reflected in the historical results for a relatively short period of time. These costs vary in size and frequency and create significant volatility in the historical results. By excluding these costs, supplemental information is provided for investors to analyze the operating performance of the Company’s results. For example, costs associated with restructuring programs, on a quarterly basis, were $67.0 million, $16.2 million, $15.3 million, and $11.2 million in fiscal 2016 and $41.3 million, $15.1 million, $7.7 million and $27.3 million in fiscal 2015. These costs are not used for an assessment of the long-term performance of the business or the sustainability of its results. Most importantly, the elimination of these costs does not result in a reduction of operating expenses necessary to conduct the business. As such, the Company believes that the exclusion of the restructuring charges and business structure realignment costs provides supplemental information that enables the Company’s management and investors to analyze and compare the Company’s operating performance from period to period.

In accordance with the Staff’s comment, in the next press release, the Company will enhance disclosures related to the adjustment of Restructuring and other business realignment costs in the Non-GAAP Financial Measures section which read as follows: “The nature and amount of such charges vary significantly based on the size and timing of the programs. By excluding the referenced expenses from the Company’s non-GAAP financial measures, management is able to further evaluate the Company’s ability to utilize existing assets and estimate their long-term value. Furthermore, management believes that the adjustment of these items supplement the GAAP information with an additional measure that can be used to assess the sustainability of the Company’s operating performance.”

2.	Please explain how you calculated the income tax effects of your non-GAAP adjustments in your next earnings release. See Question 102.11 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

Response:

In accordance with the Staff’s comment, in the Company’s future filings, the Company will provide disclosure explaining how the tax effect of the non-GAAP adjustments to Net income are determined in accordance with the guidance under Question 102.11 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016. The disclosure will read as follows: “The tax effects of each of the items included in Adjusted net income are calculated in a manner that results in a corresponding income tax expense/provision for Adjusted net income. In preparing the calculation, each adjustment to Net income is first analyzed to determine if the adjustment has an income tax consequence. The “Change in tax provision due to adjustments to reported net income attributable to Coty Inc.” is then calculated based on the jurisdiction in which the adjusted items are received or incurred, multiplied by the respective statutory tax rates and offset by the increase or reversal of any valuation allowances commensurate with the non-GAAP measure of profitability.”

*****

Very truly yours,

/s/ Patrice de Talhouët
Patrice de Talhouët

Enclosure:

cc:	Jules P. Kaufman

Coty Inc.

Nina V. Ayer

Coty Inc.

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